(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING OF A FORM 10-Q

SEC File Number: 000-27071
CUSIP Number: 00846X105

FOR THE QUARTER ENDED JANUARY 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Agile Software Corporation

Full Name of Registrant

N/A

Former Name if Applicable

6373 San Ignacio Avenue

Address of Principal Executive Office (Street and Number)

San Jose, California 95119-1200

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Agile Software Corporation (“Agile”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 (“third quarter 10-Q”) by the prescribed filing date of March 12, 2007, without unreasonable expense or effort, as a result of the following.

On March 5, 2007, Agile issued a press release announcing that it had completed its review of its historical stock option grant practices and filed its Annual Report on Form 10-K for the fiscal year ended April 30, 2006 (the “Form 10-K”) and its quarterly reports on Form 10-Q for the quarters ended July 31, 2006 and October 31, 2006 (the “10-Qs”) with the Securities and Exchange Commission. These filings had been delayed pending Agile’s conclusion of an internal review by a Special Committee of its Board of Directors into past stock option grant practices, which had gone on for approximately six months, and the resulting decision to restate the Company’s financial results for certain prior periods.

In order to appropriately and fully allocate the resources, both internal and external, necessary to complete the preparation of the Form 10-K and Form 10-Qs and make those filings on March 5, Agile had no resources available to address the third quarter 10-Q until shortly after those filings were made. However, since March 5, Agile has completed a draft of the third quarter 10-Q and circulated the draft to its management, Audit Committee and auditors for their review and comment, which it expects to receive by March 15, 2007. Also, on March 15, 2007, Agile will hold an Audit Committee meeting at which it is expected that the members will approve Agile’s financial statements for its quarter ended January 31, 2007. It will then require Agile two business days, until March 19, 2007, to make any necessary revisions to the circulated draft and file the third quarter 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carolyn V. Aver, Executive Vice President and Chief Financial Officer, (Name)	(408) (Area Code)	284-4000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Agile’s results of operations for its quarter ended January 31, 2007, to be reported in the third quarter 10-Q, are anticipated to reflect significant changes from the prior year-to-year quarter, in substantial part as a result of the expenses Agile was required to incur during the quarter in connection with the review of its historic stock option grant practices. Until completion of the internal review process for the quarter referenced above, however, Agile cannot be certain that those results of operations will not change further and, accordingly, is not prepared to make an estimate of those results..

Agile Software Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 12, 2007	By	/s/ Douglas Clark Neilsson
Douglas Clark Neilsson
Senior Vice President

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